UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number 001-39005

SNDL INC.

(Registrant’s name)

#101, 17220 Stony Plain Road NW

Edmonton, AB T5S 1K6

Tel.: (780) 944-9994

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐   Form 40-F ☒

INCORPORATION BY REFERENCE

Exhibit 99.1 to this report on Form 6-K shall be deemed to be incorporated by reference in SNDL Inc.’s registration statements on Form S-8 (File No. 333-233156, File No. 333-262233, File No. 333-267510, File No. 333-269242, File No. 333-278683 and File No. 333-286169) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SNDL INC.

Date: September 8, 2026	By:	/s/ Matthew Husson
	Name:	Matthew Husson
	Title:	General Counsel & Corporate Secretary

EXHIBIT

Exhibit	Description of Exhibit

99.1	Notice of Meeting and Information Circular, dated September 3, 2026

99.2	Form of Proxy

99.3	Notice and Access Notification